

July 11, 2011

Via-Email
Jimmy S. H. Lee, Chairman
Mercer International, Inc.
Suite 2840, 650 West Georgia Street
Vancouver, British Columbia
Canada, V6B4N8

> **Re:** **Mercer International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 17, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 20, 2011**
> **File No. 1-51826**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-K for fiscal year ended December 31, 2010

Part III Information Incorporated into Definitive Proxy Statement filed April 20, 2011

Compensation Discussion and Analysis, page 19

1.   We note that the performance period for the 2008 performance incentive supplement ended with this last fiscal year; however, you have not disclosed the targets for the performance criteria. Please confirm that you will provide such disclosure in future filings. Also, please note that this comment would also apply to future disclosure regarding the 2010 stock incentive plan to the extent that the performance period has ended. Lastly, please confirm that you will disclose the peer group referenced in this section in future filings. Please provide us with draft disclosure.

Please contact Edwin Kim at 202-551-3297 or Pamela Howell, Special Counsel, at 202-551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director